OFI Global Asset Management, Inc.

225 Liberty Street

New York, New York 10281-1008

May 13, 2016

Via Electronic Transmission

Mr. Keith Gregory, Esq.

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Dear Mr. Gregory:

Below please find a response to your comments received, via phone conference, on April 21, 2016 to the Registration Statement on Form N-1A (the “Registration Statement”) for Oppenheimer Macquarie Global Infrastructure Fund (the “Registrant”) filed with the Securities and Exchange Commission (the “Commission”) on March 31, 2016. For your convenience, we have included your comments in italics, followed by our response. The captions used below correspond to the captions the Registrant uses in the Registration Statement and defined terms have the meanings defined therein.

PROSPECTUS

Fees and Expenses of the Fund

1.	In the last sentence of the footnote under the expense table, please replace “may not be amended or withdrawn” with “may not be amended or terminated” to conform to Form N-1A text. It is not clear what the term “withdrawn” means in the context of the disclosure.

We have revised the disclosure accordingly.

2.	In the same footnote, disclose the actual termination date of the waiver. See N-1A Item 3, instruction 3(e).

Pursuant to the instructions to Form N-1A and the Commission’s final rule adopting amendments to Form N-1A in connection with implementation of the summary prospectus (the “Adopting Release”)[1], the disclosure we use to explain expense limitations in the Fund’s fee tables indicates that the expense limitations may not be amended or terminated until one year from the date of the Fund’s prospectus, unless approved by the Board. This disclosure reflects the terms of the expense limitation arrangement agreed upon with the Fund’s Board, which by its terms does not include an “actual” termination date and is consistent with prior discussions had with the Commission regarding expense limitation footnotes for our mutual funds as reflected most recently in the letter regarding Oppenheimer Global Real Estate Fund from Mr. Taylor Edwards to Mr. Christian Sandoe and Ms. Valerie Lithotomos dated February 15, 2013. We do not believe that there is a requirement for the Fund to explicitly script out an “actual” termination date for an expense limitation or fee waiver, especially when the agreement between the Fund and the Board does not include reference to such a date. As contemplated by Form N-1A and the Adopting Release, the Fund’s disclosure clearly conveys to investors the date – one year from the date of the prospectus – that the applicable limitation/waiver will be terminated. The Fund’s approach is wholly consistent with the requirement under Instruction 3(d) to Form N-1A, Item 3. Thus, the Fund believes the disclosure is appropriate as written.

Principal Investment Strategies

3.	We note that a fund may treat a company domiciled, incorporated, organized, headquartered or located and or principally traded in the U.S. as tied economically to a country or countries outside the U.S., if the fund demonstrates to us that the company derives at least 50% of its revenues or profits from goods produced or sold, investments made or services performed in a country or countries outside the U.S., or have at least 50% of their assets in that country or countries. Please describe if the Fund’s portfolio includes exposure to such U.S. companies. If so, please revise the disclosure as appropriate in the Principal strategies section.

The Fund has revised its disclosure to indicate that it considers a company to be a U.S. or non-U.S. company strictly based on the location in which that company is domiciled, incorporated, organized, headquartered or located.

4.	Please disclose how the fund’s investments are economically tied to multiple countries throughout the world. For example, the disclosure may state that under normal market conditions the fund will invest significantly (at least 40% of its assets, unless market conditions are unfavorable, in which case the fund will invest at least 30% of its assets in companies located or organized in multiple countries outside the U.S. or doing a substantial amount of business in multiple countries outside the U.S.) It is unclear from the disclosure whether a significant amount of the Fund’s investments are from non-U.S. issuers.

In our previous response letter, we provided an analysis of the Fund’s relevant disclosure in light of footnote 42 of the adopting release for Rule 35d-1 (“Footnote 42”) and the memorandum reflecting an understanding between Commission staff and the Investment Company Institute (“ICI”) on fund names (the “ICI Memo”)[2] . In light of that analysis, we adjusted the Fund’s disclosure to indicate that it may invest “significantly” in non-U.S. companies. Further, we added a sentence indicating the Fund can invest up to 100% of its assets in such securities. However, we concluded that it is both inappropriate and unnecessary to assign a minimum percentage amount to the Fund’s investments in non-U.S. companies. After reviewing the Fund’s investment strategy and the available guidance on the matter, we reiterate our prior analysis and respectfully decline to make any additional revisions to the current disclosure.

As previously noted, while we are aware that Commission staff has indicated to fund registrants that one way to describe how a fund using the term “global” will invest globally is to invest at least 40% of its assets outside the United States, the Commission has acknowledged, as memorialized in the ICI Memo, that this approach is not compulsory. The ICI Memo also makes clear that “statements to the effect that the Fund will invest ‘primarily’ or ‘a majority of its assets’ in non-U.S. securities are also acceptable.” The disclosure revision the Fund has already made is clearly consistent with this approach.

Given our revised disclosure along with the Fund’s (i) stated 80% investment policy, (ii) disclosure indicating that it will invest in no less than three countries consistent with Footnote 42, (iii) disclosure indicating that it will invest significantly in companies that are economically tied to non-U.S. countries, and (iv) disclosure that it can invest up to 100% of its assets in securities of companies that are economically tied to non-U.S. countries, “a reasonable investor [would] conclude that the [fund does not] invest in a manner that is inconsistent with the [fund’s] intended investments or the risks of those investments.”[3]

5.	In the Principal Investment Strategies section, insert disclosure about the fund’s policy to concentrate in an underlying industry or group of industries. (See N1-A Item 4.a)

The Fund has revised the disclosure accordingly.

6.	In the very last sentence under the Principal Investment Strategies section, clarify the meaning of the term “the fundamentals”.

The Fund has revised the disclosure accordingly.

Principal Risks

7.	Under the section titled “Risks Related to Infrastructure Companies,” please briefly disclose risks related to primary sectors of the infrastructure industries in which the fund will invest. We believe that generic disclosure may not present a fulsome picture of the risks related to infrastructure companies to which the fund will be subject. Alternatively, please supplementally represent that the Sub-Sub Adviser has no present intention of investing in a particular sector of the infrastructure industry. We draw the registrant’s attention to the Division’s recent guidance on disclosure related to current market conditions with respect to various sectors of the infrastructure industry (e.g oil & gas, energy).

We have carefully reviewed the referenced disclosure and considered your comment. While we do not believe risk disclosure related to the primary sectors of the infrastructure industries in which the Fund invests should be located in the Fund’s Principal Risks section located in the summary portion of its prospectus, we have added disclosure under the heading “The Fund’s Principal Investment Strategies and Risks - Infrastructure Investments Risk” to conform with your comment.

8.	Under “Concentration Risk,” please disclose briefly, and in more detail in the statutory section of the prospectus, the specific risks of the industries, or group of industries, in which the Fund will be concentrated.

We note that we have included additional disclosure regarding the particular risks associated with the primary sectors of the infrastructure industries in which the Fund invests in response to comment #7 above. We believe that we have provided robust summarizing disclosure regarding the risks related to investments in the infrastructure industry in the Fund’s Principal Risks section in its summary prospectus (appearing under the heading “Risks Related to Infrastructure Companies”) and Principal Investments Strategies and Risks section (appearing under the heading “Infrastructure Investments Risk”, as revised ).

The Fund’s Past Performance

9.	Please change the heading, “The Fund’s Past Performance,” to “The Fund’s Performance” or “Performance,” to conform to N-1A Item 4.

The Fund has revised the disclosure to read “The Fund’s Performance.”

10.	With regard to your response to Comment #18 in our March 31, 2016 letter, we do not believe that this index is a broad-based security market index as contemplated by Item 27 of Form N-1A and instruction 5 and 6 thereto. Such index may be used as an additional index as it is narrowly based, and reflects the sector or sectors, in which the fund will invest. Please supplementally disclose that the Fund will use another index as its broad-based securities market index as well as the identity of such index.

The Fund will use the MSCI World Net Total Return Index along with the S&P Global Infrastructure Index when it eventually discloses performance.

The Fund’s Principal Investment Strategies and Risks (Item 9)

11.	Please describe specialized REITs, as they are included as a principal investment strategy, and discuss any risks unique to such type of REITs. For example, certain specialized REITs are also subject to risks related to the energy and oil and gas infrastructure industry, and others are subject to the risks of the telecommunications industry, e.g. data center REIT technology industry as well.

The disclosure has been revised accordingly.

12. We reiterate our comment #23 from the March 31st, 2016 letter. The disclosure regarding income trusts is vague and does not describe the types of entities that may be income trusts (e.g. oil trusts). To assist investors’ understanding, please describe some of the operating businesses that are income trusts and any related unique risks.

The Fund has revised the disclosure accordingly.

Other Investment Strategies and Risks

13. With respect to the caption “Other Investment Strategies and Risks,” we reiterate our comment #25 from [the first comment letter] that the section be renamed to “Non-Principal Investment Strategies and Non-Principal Risks.” (See IM Guidance 2014-08.)

We have considered your comment and respectfully decline to revise the referenced caption. We continue to believe that a typical investor would understand that a strategy identified in this section is a non-principal strategy of the Fund for the reasons we previously noted in our first response letter. Further, while we are familiar with the referenced SEC Guidance, we note that the cited guidance does not impose a requirement that the Fund rename the caption “Non-Principal Investment Strategies and Non-Principal Risks.”  Instead, while the guidance uses the sub-heading “Inclusion of Non-Principal Strategies and Risks in the Prospectus” for purposes of outlining and presenting the information discussed in the Guidance, it specifically states:

“…funds that include this additional information often do not clearly indicate which of the strategies and risks are principal and which are not principal. The staff believes that this can result in prospectus disclosure that does not clearly and concisely inform investors about how the fund principally intends to invest and the related risks.

The concerns raised by the Staff, clarity and conciseness of disclosure, are not present in the Fund’s disclosure for the reasons discussed in our first letter; namely that the sub-heading “Other Investment Strategies and Risks” is in contrast to and is distinguished from the earlier heading “The Fund’s Principal Investment Strategies and Risks,” and the introductory paragraph referenced in the “Other Investment Strategies…” section makes clear that the Fund might not use all of the techniques or strategies discussed or might use them only from time to time.

Additionally, we note that the suggestions included in the IM Guidance do not impose a legal requirement to which the Fund must adhere, but rather, provide guidance.

14.	We reiterate our comment #27 from the March 31st, 2016 letter, add additional risks of investing in ETFs, such as trading halts, trading at a premium and discounts to NAV.

The disclosure has been revised accordingly.

15. Consider providing examples of illiquid securities, such as Rule 144A securities.

We have considered the comment and respectfully decline to make additional revisions to the disclosure regarding illiquid securities. The Fund discloses what constitutes “illiquid securities” (e.g., investments that do not have an active trading market or that have legal or contractual limitations on their resale). Generally, a determination that a particular investment is “illiquid” is based on an analysis of the facts and circumstances related to that investment. As a result, we believe that providing an investor with a categorical list of “illiquid investments” can be misleading.

16.	In the “Conflicts of Interest” section, please supplementally explain your rationale for the statement indicating that the “Fund’s investment performance will usually differ from the performance of other accounts advised by the Manager, the Sub-Sub Adviser or their affiliates and the Fund may experience when such other accounts achieve gains. In the alternative, please disclose the investment strategies and circumstances under which such performance differential would be created.

The disclosure has been revised accordingly.

How the Fund is Managed

17.	Please confirm supplementally that the Advisers’ manager of managers order includes an exemption for aggregate fee disclosure. If not, please disclose the advisory fees paid to the Sub-Adviser and the Sub-Sub-Adviser in the Prospectus and Statement of Additional Information (See N-1A Item 19.)

The Fund confirms that the Advisers’ manager of managers order includes an exemption for aggregate fee disclosure.

About Your Account

18.	Please clarify that if accounts fall below $500, the accounts may be redeemed without notice to the shareholder is accurate.

The disclosure has been revised accordingly.

APPENDIX – PRIOR PERFORMANCE OF SIMILARLY MANAGED ACCOUNTS

19.	Please insert a caption clearly indicating that the information represents the prior past performance of the adviser. For example, “Prior Related Performance Information” is acceptable or “Prior Related Performance of the Adviser” is also acceptable.

We have added the caption, “Prior Performance Information of Similar Accounts.”

20.	The first paragraph refers to only one account. However, it is defined as the composite, indicating multiple accounts. Please revise the disclosure and the definition to indicate either one account, defined as “account”, or “accounts” defined as the composite. If there is only one account, we believe it is misleading to define it as the composite.

The disclosure has been revised to indicate multiple accounts.

21.	Please supplementally confirm that the composite includes all accounts managed by MCIM with substantially similar investment objectives, policies and investment strategies.

We confirm that the Composite includes all accounts managed by MCIM with substantially similar investment objectives, policies and investment strategies.

22.	Please conform the performance charts to the presentation style required by Form N-1A. For example, in the annualized return chart please include a broad-based securities market index. We note that the current index may be used as an additional index. (See N-1A Item 26(b)(1)(7)(ii)(i), Instructions 5 and 6).

We have revised the performance chart to more closely conform to the presentation style required by Form N-1A, including adding a second, more broadly-based securities market index.

23.	In the second chart, the last 4 columns of the second chart are confusing and not relevant to performance information. Furthermore, such columns do not comply to Form N-1A, please delete.

The last four columns of the second chart have been deleted.

24.	In the section titled “Performance Results,” the disclosure refers to monthly composite returns, rather than annual returns. The tables reflect annual returns. Please address this inconsistency and revise the disclosure as appropriate.

We have deleted references to monthly composite returns, and generally revised the performance disclosure to make it more plain English per our response to Comment No. 27.

25.	With regard to performance calculations in the Appendix, performance data must be net of all fees and expenses, including sales loads, not just advisory fees as permitted by GIPs. Please revise.

We have revised the disclosure to reflect that returns for the Composite are presented after management, custodial fees, all trading expenses and withholding taxes. We note further that the disclosure also indicates that:

The Composite does not incur certain fees and expenses of incurred by the Fund. Therefore the overall expenses of the account comprising the Composite are generally lower than those of the Fund and, accordingly, application of the Fund’s expenses would have lowered the performance of the Composite. Also, certain of the accounts that makes up the Composite are not registered mutual funds and are not subject to certain investment limitations, diversification requirements, and other restrictions imposed on mutual funds by the Investment Company Act of 1940 and the Internal Revenue Code, which, if applicable, could adversely affect the performance of the Composite.

26.	In the paragraph immediately below the second performance table it states that performance information has been verified. Please disclose the identity of the entity that conducted the audit/verification and the nature of the audit/verification. The Fund should also include a consent for the audit/verification in the registration statement. Please include a consent in the next filing of the registration statement. See Rule 436 of the Securities Act of 1933.

The reference to verification of performance has been deleted entirely. With respect to Rule 436, we note that (i) no report or opinion of a verifying entity with respect to performance is being quoted or summarized in the registration statement, nor (ii) does the registration statement otherwise state that information included therein has been reviewed or passed upon by such entity.

27.	Generally, the performance results paragraph is highly technical and is described in industry jargon. Please revise for plain English. Please delete the last sentence as it is redundant. Please represent supplementally that the Fund has the records necessary to support the calculation of the performance information as required by Rule 204-2(a)(16) under the Investment Adviser Act.

We have revised the performance disclosure to make it more plain English, and moved it to earlier in the discussion to provide context.

28.	Regarding the section “Corporate Assets and Dispersion,” please revise the paragraph for plain English.

a.	Disclosure in the referenced paragraph indicates that the composite excludes certain portfolios from the calculation of performance information. For example, management for less than one year and/or five or fewer portfolios in the composite. As such, please supplementally explain why such accounts were excluded and represent that the exclusion of such accounts would not materially affect the performance or cause the performance presentation to be misleading.

We have deleted this section entirely, as it related to certain information deleted in response to Comment No. 23.

SAI

29.	We reiterate our comment #37. Please revise the disclosure to state that assets will be segregated in accordance with the requirements of the 1940 Act and SEC Staff guidance. As to your response regarding investor understanding, we point to the disclosure immediately below with respect to derivatives and hedging instruments. Within the same paragraph, the disclosure states that the fund may use other measures to cover its obligations with respect to such transactions. Please delete this disclosure; as such obligations may be covered only as prescribed by the SEC prior guidance, no action letters and other regulatory action. In addition please supplementally explain your rationale for this statement, including the identity of such other measures to be used to cover those obligations.

We have reviewed the referenced disclosure and revised it so as to remove the statement indicating that the Fund may use other measures to cover its obligations. However, we continue to believe that it is inappropriate to reference the 1940 Act and the SEC staff guidance in this section for all the reasons we previously outlined in our prior response letter. While the Fund believes that its asset segregation policies and practices are consistent with the requirements under the 1940 Act and relevant SEC staff guidance, there is no regulatory requirements that we are aware of to disclose such adherence to applicable law/guidance, especially given the fact that, as a general matter, asset segregation is not a topic easily understood by many investors, particularly unsophisticated ones. As a consequence, the Fund believes that the disclosure, in its current form, adequately and clearly describes its practices (and risks) concerning asset segregation in plain English that is easily comprehended by potential investors.

30.	Please provide more complete and fullsome disclosure of the Adviser’s, Sub-Adviser’s and Sub-Sub-Adviser’s proxy voting policies. In the alternative, please attach the Sub-Sub Adviser’s proxy voting policies and proxy voting records to the registration statement. (See Release No. 25922 and Form N-1A Item 17.(2.)(f))).

Consistent with the sub-sub-advisory arrangement, the Sub-Sub-Adviser’s proxy voting policy is the only policy that will be used to determine how the Fund will vote proxies, and, as such, is the only policy that should be disclosed in the Fund’s Statement of Additional Information pursuant to the cited guidance and Form N-1A. Accordingly, the Fund has accurately and completely described the Sub-Sub-Adviser's proxy voting policy, as provided to it by the Sub-Sub-Adviser, in its Statement of Additional Information.

Financial Statements

31.	Under Note 2, please inform the Staff whether the amounts included in the second paragraph are subject to future repayment by the Fund and disclose.

The amounts included in the second paragraph under Note 2 are not subject to future repayment by the Fund.

32.	In the Statement of Operations, with regard to the line item “Organizational and initial offering costs,” explain why we have titled it the way we have. See Audit Guide 8.26 and 8.30 In addition, please confirm that the Fund will include disclosure describing its accounting policy regarding organization and offering costs in future financial statements.

The offering and organization costs will be paid directly out of the Manager's bank account. However, the Fund normally pays these costs; and it is operationally easier to have the Manager pay those costs directly. Accordingly, the Fund believes it is more accurate to present the financial statements in the manner presented. We are considering internally whether to add the requested disclosure to future financial statements.

33.	Disclose whether the Manager can recapture waived and or reimbursed amounts, and if so disclose. If not, indicate in response.

The Fund confirms that the Manager cannot recapture waiver and/or reimbursed amounts.

The Fund hereby acknowledges that (i) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions you may have regarding the Registration Statement or this letter to the undersigned at:

Taylor V. Edwards
OFI Global Asset Management, Inc.
225 Liberty Street
New York, New York 10281-1008
212-323-0310
tedwards@ofiglobal.com

Sincerely,

/s/ Taylor V. Edwards

Taylor V. Edwards
Vice President & Senior Counsel

cc:	Cynthia Lo Bessette, Esq.
Michael Sternhell, Esq.
Ed Gizzi, Esq.
Kramer Levin Naftalis & Frankel LLP

[1] Enhanced Disclosure and New Prospectus Delivery Option For Registered Open-End Management Investment Companies, Release No. 33-8998 (January 13, 2009). These rules went effective March 1, 2009.

[2] ICI Memorandum 26215 regarding "SEC Staff Comments on Fund Names (35d-1) (June 4, 2012), available at http://www.ici.org/my_ici/memorandum/memo26215.

[3] Proposal for Rule 35d-1, footnote 38 and accompanying and subsequent text, Rel. No. IC-22530 (February 27, 1997) (supporting the Commission staff’s statement that the term “global” can describe a number or investment companies that have significantly different investment portfolios.)